Exhibit 21

SCHEDULE OF SUBSIDIARIES

The following is a list of registrant's subsidiaries at March 26, 2015.

Name of Organization	State of Incorporation or Organization
Bank of the Pacific	Washington
PFC Statutory Trust I	Connecticut
PFC Statutory Trust II	Delaware
Coastal Holdings LLC	Washington
Coastal Holdings One LLC	Oregon
Coastal Holdings Two LLC	Oregon
Opportunity Holdings LLC	Washington